FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2007

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated July 19, 2007 by Excel Maritime Carriers Ltd. Announcing Agreement to Acquire Two Supramax Vessels Expanding its Fleet to 18 Vessels

Exhibit 1

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Company:

Christopher Georgakis

Chief Executive Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

        www.excelmaritime.com

Excel Maritime Announces Agreement to Acquire Two Supramax Vessels Expanding its Fleet to 18 vessels

ATHENS, GREECE – July  19, 2007 -- Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that it has entered into agreements to acquire two Supramax bulk carriers, to be renamed  M/V July M and M/V Mairouli, for US $63 million per vessel.

The M/V July M was built in 2005 at Oshima Shibuilding Co. Ltd.  in Japan and has a carrying capacity of 55,567 dwt. The M/V Mairouli, was built in 2005 at Imabari Shipbuilding Co. Ltd. in Japan and has a carrying capacity of 53,206 dwt. The vessels are expected to be delivered to the Company within the fourth quarter 2007. Upon delivery of the vessels, the Company will have a fleet of ten Panamax, two Supramax and six Handymax vessels with a total carrying capacity of 1,074,022 deadweight tons with an average age of 12.9 years.

CEO Christopher Georgakis commented, “We are very pleased to announce the acquisition of two modern Supramax vessels, which is consistent with our overall fleet expansion and renewal strategy. We believe these acquisitions will enhance our Company’s ability to meet the growing global demand of dry bulk shipping. In addition, we plan to continue to seek acquisition opportunities as they may arise to further expand our dry bulk fleet.  Based on our fleet deployment strategy, we will seek to deploy these vessels in the period market at the appropriate time, in order to further enhance our revenues and profitability, while generating strong and predictable cash flows for the longer term”.

The profile of our fleet as of today is the following:

Vessel Name	Type	DWT	Year Built
Isminaki	PANAMAX	74,577	1998
Angela Star	PANAMAX	73,798	1998
Elinakos	PANAMAX	73,751	1997
Rodon	PANAMAX	73,670	1993
Happy Day	PANAMAX	71,694	1997
Birthday	PANAMAX	71,504	1993
Renuar	PANAMAX	70,128	1993
Powerful	PANAMAX	70,083	1994
Fortezza	PANAMAX	69,634	1994
First Endeavour	PANAMAX	69,111	1994
Total Panamax	10	717,950
Emerald	HANDYMAX	45,588	1998
Marybelle	HANDYMAX	42,552	1987
Attractive	HANDYMAX	41,524	1985
Lady	HANDYMAX	41,090	1985
Princess I	HANDYMAX	38,858	1994
Swift	HANDYMAX	37,687	1984
Total Handymax	6	247,299
Grand Total	16	965,249	Av. Age: 14.3
Additional Vessels to be delivered within the fourth quarter 2007
July M	SUPRAMAX	55,567	2005
Mairouli	SUPRAMAX	53,206	2005
Total Supramax	2	108,773
Grand Total	18	1,074,022	Av. Age: 12.9

About Excel Maritime Carriers Ltd

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The Company’s current fleet consists of 16 vessels (ten Panamax and six Handymax vessels) with a total carrying capacity of 965,249 dwt. In addition, the company has agreed to acquire two supramax vessels, expected to be delivered to the Company within the fourth quarter 2007. Upon delivery of the vessels the Company will have a fleet of 18 vessels (ten Panamax, two Supramax and six Handymax vessels)  with a total carrying capacity of 1,074,022 deadweight tons. The Company was incorporated in 1988 and its common stock had been listed on the American Stock Exchange (AMEX) since 1998. As of September 15, 2005 Excel Maritime is listed on the New York Stock Exchange (NYSE), trading under the symbol EXM. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: July 19, 2007

  By: /s/ Christopher J. Georgakis

 ---------------------------------------------

 Christopher J. Georgakis

President and Chief Executive Officer